SPROTT ANNOUNCES SECOND QUARTER 2022 RESULTS
TORONTO, ON - August 2, 2022 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and six months ended June 30, 2022.
Management commentary
“Assets Under Management (“AUM”) were $21.9 billion as at June 30, 2022, down $1.7 billion (7%) from March 31, 2022 and up $1.5 billion (7%) from December 31, 2021. While our AUM was negatively impacted on both a three and six months ended basis by market value depreciation across our fund products, we are pleased to have maintained strong sales momentum, reporting approximately $0.8 billion in net sales during the second quarter, and $2.2 billion in net sales for the first half of 2022," said Whitney George, CEO of Sprott.
“Our resilient business model allows us to invest through the cycles irrespective of market conditions. We are actively developing new products in all of our asset management businesses. Notably, we continue to build scale in our ETF business through the completion of the previously announced acquisition of the North Shore Global Uranium Miners ETF (“URNM”) and, the recently announced launch of the Sprott ESG Gold ETF, the world’s first ETF to exclusively source and refine gold from globally recognized leaders in ESG based on special criteria developed by Sprott. Sprott is pleased to have partnered with Agnico Eagle, Yamana Gold and the Royal Canadian Mint on this new initiative," concluded Mr. George.
Financial highlights1
Key AUM highlights
•AUM was $21.9 billion as at June 30, 2022, down $1.7 billion (7%) from March 31, 2022 and up $1.5 billion (7%) from December 31, 2021. Our AUM was negatively impacted on both a three and six months ended basis by market value depreciation across our fund products. However, on a six months ended basis, our cumulative market value declines were offset by strong inflows to our physical trusts, private strategies and the onboarding of AUM from the URNM acquisition that added over $1 billion to our AUM in the quarter.
Key revenue highlights
•Management fees were $30.6 million in the quarter, up $5.6 million (22%) from the quarter ended June 30, 2021 and $57.8 million on a year-to-date basis, up $10.3 million (22%) from the six months ended June 30, 2021. Carried interest and performance fees were nil in the quarter and $2 million on a year-to-date basis, down $5.9 million (74%) from the six months ended June 30, 2021. Net fees were $28.1 million in the quarter, up $4.9 million (21%) from the quarter ended June 30, 2021 and $53.6 million on a year-to-date basis, up $6.7 million (14%) from the six months ended June 30, 2021. Our revenue performance was primarily due to strong net inflows to our exchange listed products segment (primarily our physical uranium and gold trusts) and higher average AUM from the URNM acquisition. We also benefited from inflows to our private strategies segment. These increases were partially offset by lower carried interest crystallization in our private strategies segment on a year-to-date basis.
•Commission revenues were $6.5 million in the quarter, down $0.9 million (12%) from the quarter ended June 30, 2021 and $19.5 million on a year-to-date basis, down $0.3 million (2%) from the six months ended June 30, 2021. Net commissions were $3.4 million in the quarter, down $0.8 million (20%) from the quarter ended June 30, 2021 and $10.1 million on a year-to-date basis, down $1.1 million (10%) from the six months ended June 30, 2021. Lower commissions were due to weaker mining equity origination activity in our brokerage segment that was partially offset by commissions earned on the purchase of uranium in our exchange listed products segment.
•Finance income was $1.2 million in the quarter, up $0.3 million (27%) from the quarter ended June 30, 2021 and $2.6 million on a year to date basis, up $0.4 million (20%) from the six months ended June 30, 2021. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense highlights
•Net compensation expense was $13.9 million in the quarter, up $3.1 million (29%) from the quarter ended June 30, 2021 and $29.7 million on a year-to-date basis, up $7 million (31%) from the six months ended June 30, 2021. The increase was primarily due to higher long-term incentive plan ("LTIP") amortization and higher salaries on new hires that were partially offset by lower annual incentive compensation ("AIP").
•SG&A was $4.2 million in the quarter, up $0.7 million (21%) from the quarter ended June 30, 2021 and $7.7 million on a year-to-date basis, up $0.8 million (12%) from the six months ended June 30, 2021. The increase was mainly due to higher marketing and technology costs.

1 See “non-IFRS financial measures” section on this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary
•Net income was $0.8 million ($0.03 per share) in the quarter, down 93%, or $10.3 million ($0.41 per share) from the quarter ended June 30, 2021 and $7.2 million on a year-to-date basis ($0.29 per share), down 49%, or $7.1 million ($0.28 per share) from the six months ended June 30, 2021.
Adjusted base EBITDA was $17.9 million ($0.71 per share) in the quarter, up 19%, or $2.9 million ($0.11 per share) from the quarter ended June 30, 2021 and $36.1 million ($1.44 per share) on a year-to-date basis up 22%, or $6.4 million ($0.25 per share) from the six months ended June 30, 2021.
Net income on both a three and six months ended basis was negatively impacted by net market value depreciation of our co-investments as a result of the recent pull back in market valuations across most global asset classes as well as unrealized market value declines on the mark-to-market of certain digital gold strategies. On a quarterly and year-to-date basis, Adjusted base EBITDA benefited from strong net inflows into our physical trusts (primarily our physical uranium and gold trusts), the URNM acquisition and inflows to our private strategies products. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment.
Subsequent events
•On August 1, 2022, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

Supplemental financial information
Please refer to the June 30, 2022 interim financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at June 30, 2022 and the company's financial performance for the three and six months ended June 30, 2022.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Mar. 31, 2022	Net inflows (1)	Market value changes	Other (2)	AUM Jun. 30, 2022	Blended net management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,887	219	(415)	—	5,691	0.35%
- Physical Gold and Silver Trust	4,302	(14)	(462)	—	3,826	0.40%
- Physical Silver Trust	3,942	59	(734)	—	3,267	0.45%
- Physical Uranium Trust	3,144	210	(425)	—	2,929	0.30%
- Physical Platinum & Palladium Trust	164	5	(22)	—	147	0.50%
- Exchange Traded Funds
- Uranium ETFs	—	12	(296)	1,042	758	0.68%
- Gold ETFs	430	(1)	(124)	—	305	0.35%
	17,869	490	(2,478)	1,042	16,923	0.39%

Managed equities
- Precious metals strategies	2,364	(14)	(636)	—	1,714	0.88%
- Other (4)(5)	1,239	15	(289)	—	965	1.14%
	3,603	1	(925)	—	2,679	0.97%

Private strategies	1,441	302	(14)	(118)	1,611	0.77%

Non-core AUM (6)	766	—	(34)	—	732	0.51%

Total (7)	23,679	793	(3,451)	924	21,945	0.49%

6 months results

(In millions $)	AUM Dec. 31, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Jun. 30, 2022	Blended net management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	5,008	809	(126)	—	5,691	0.35%
- Physical Gold and Silver Trust	4,094	(48)	(220)	—	3,826	0.40%
- Physical Silver Trust	3,600	182	(515)	—	3,267	0.45%
- Physical Uranium Trust	1,769	849	311	—	2,929	0.30%
- Physical Platinum & Palladium Trust	132	24	(9)	—	147	0.50%
- Exchange Traded Funds
- Uranium ETFs	—	12	(296)	1,042	758	0.68%
- Gold ETFs	356	15	(66)	—	305	0.35%
	14,959	1,843	(921)	1,042	16,923	0.39%

Managed equities
- Precious metals strategies	2,141	(7)	(420)	—	1,714	0.88%
- Other (4)(5)	1,141	43	(219)	—	965	1.14%
	3,282	36	(639)	—	2,679	0.97%

Private strategies	1,426	310	(7)	(118)	1,611	0.77%

Non-core AUM (6)	776	—	(44)	—	732	0.51%

Total (7)	20,443	2,189	(1,611)	924	21,945	0.49%
(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5) Prior year figures have been restated to conform with current year presentation. See the “Business overview” section of the MD&A.
(6) Previously called Other, this AUM is related to our legacy asset management business in Korea, which accounted for less than 1% of consolidated net income and EBITDA
(7) No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a pre-determined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Summary income statements
Management fees	30,620	27,172	27,783	28,612	25,062	22,452	22,032	19,934
Trailer, sub-advisor and fund expenses	(1,258)	(853)	(872)	(637)	(552)	(599)	(583)	(527)
Direct payouts	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)	(476)
Carried interest and performance fees	—	2,046	4,298	—	—	7,937	10,075	—
Carried interest and performance fee payouts - internal	—	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)	—
Carried interest and performance fee payouts - external (1)	—	(476)	(790)	—	—	(595)	—	—
Net fees	28,090	25,476	26,536	26,083	23,186	23,725	25,300	18,931

Commissions	6,458	13,077	14,153	11,273	7,377	12,463	6,761	9,386
Commission expense - internal	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)	(3,313)
Commission expense - external (1)	(978)	(3,310)	(3,016)	(2,382)	(49)	(253)	(98)	(344)
Net commissions	3,446	6,633	7,009	5,802	4,292	6,921	4,570	5,729

Finance income	1,186	1,433	788	567	932	1,248	1,629	757
Gain (loss) on investments	(7,884)	(1,473)	(43)	310	2,502	(4,652)	(3,089)	4,408
Other income	170	208	313	529	438	303	949	914
Total net revenues	25,008	32,277	34,603	33,291	31,350	27,545	29,359	30,739

Compensation	19,364	21,789	20,632	18,001	15,452	22,636	20,193	16,280
Direct payouts	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)	(476)
Carried interest and performance fee payouts - internal	—	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)	—
Commission expense - internal	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)	(3,313)
Severance, new hire accruals and other (2)	(2,113)	(514)	(187)	(207)	(293)	(44)	(65)	(210)
Net compensation	13,945	15,728	12,434	12,813	10,799	11,833	11,811	12,281

Severance, new hire accruals and other	2,113	514	187	207	293	44	65	210
Selling, general and administrative	4,221	3,438	4,172	3,682	3,492	3,351	2,320	2,465
Interest expense	483	480	239	312	260	350	331	320
Depreciation and amortization	959	976	1,136	1,134	1,165	1,117	1,023	992
Other expenses	868	1,976	2,910	3,875	876	4,918	4,528	4,154
Total expenses	22,589	23,112	21,078	22,023	16,885	21,613	20,078	20,422

Net income	757	6,473	10,171	8,718	11,075	3,221	6,720	8,704
Net Income per share	0.03	0.26	0.41	0.35	0.44	0.13	0.27	0.36
Adjusted base EBITDA	17,909	18,173	17,705	16,713	15,050	14,605	14,751	12,024
Adjusted base EBITDA per share	0.71	0.73	0.71	0.67	0.60	0.59	0.60	0.49
Operating margin	55%	57%	55%	52%	52%	51%	51%	47%

Summary balance sheet
Total assets	376,128	380,843	365,873	375,819	361,121	356,986	377,348	358,300
Total liabilities	89,264	83,584	74,654	84,231	64,081	67,015	86,365	81,069

Total AUM	21,944,675	23,679,354	20,443,088	19,016,313	18,550,106	17,073,078	17,390,389	16,259,184
Average AUM	23,388,568	21,646,082	20,229,119	19,090,702	18,343,846	17,188,205	16,719,815	16,705,046
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) Included in this amount is the transition payment to the former CEO that will be paid out over 3 years (including amortization of stock based compensation of $976 in the current quarter).

Schedule 3 - EBITDA reconciliation

	3 months ended		6 months ended

(in thousands $)	Jun. 30, 2022	Jun. 30, 2021	Jun. 30, 2022	Jun. 30, 2021

Net income for the periods	757	11,075	7,230	14,296
Adjustments:
Interest expense	483	260	963	610
Provision for income taxes	1,662	3,390	4,354	6,101
Depreciation and amortization	959	1,165	1,935	2,282
EBITDA	3,861	15,890	14,482	23,289

Other adjustments:
(Gain) loss on investments (1)	7,884	(2,502)	9,357	2,150
Amortization of stock based compensation	3,101	423	7,278	796
Other expenses (2)	3,063	1,113	5,506	6,056
Adjusted EBITDA	17,909	14,924	36,623	32,291

Other adjustments:
Carried interest and performance fees	—	—	(2,046)	(7,937)
Carried interest and performance fee payouts - internal	—	126	1,029	4,706
Carried interest and performance fee payouts - external	—	—	476	595
Adjusted base EBITDA	17,909	15,050	36,082	29,655
Operating margin (3)	55%	52%	56%	51%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described below are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $2.1 million severance, new hire accruals and other for the three months ended June 30, 2022 (three months ended June 30, 2021 - $0.3 million) and $2.6 million for the six months ended (six months ended June 30, 2021 - $0.3 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of ($0.1) million for the three months ended June 30, 2022 and a nominal loss for the six months ended June 30, 2022 (three and six months ended June 30, 2021 - $0.1 million).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A webcast will be held today, August 2, 2022 at 10:00 am ET to discuss the Company's financial results. To listen to the webcast, please register at
https://edge.media-server.com/mmc/p/nnm2fbz4.
Please note, analysts who cover the company should register at https://register.vevent.com/register/BI3a8f92db523d446294ec50bcf3e57349 to participate in the live Q&A session.

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.
EBITDA, adjusted EBITDA, adjusted base EBITDA
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Forward Looking Statements
Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended June 30, 2022. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 24, 2022; and (xxix) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended June 30, 2022. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and real asset investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Managing Director
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com